Exhibit 99.1

NewLead Holdings Ltd. Announces

Filing of Claims Against Ironridge Global IV, Ltd.

Seeking Damages in Excess of $125 Million

PIRAEUS, Greece, July 7, 2014 – NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) announced today that on June 23, 2014, in arbitration proceedings currently pending between the Company and Ironridge Global IV, Ltd. (“Ironridge”), the Company filed claims against Ironridge for breach of contract, fraudulent inducement of contract and fraud, securities market manipulation and misrepresentation in violation of United States federal securities laws, unjust enrichment, and violation of 15 U.S.C. 78p(b), seeking disgorgement of short-swing profits, damages in excess of $25 million, punitive damages in excess of $100 million, and reimbursement of legal costs and the costs of the arbitration. NewLead has also requested that the arbitration tribunal declare that the agreement between NewLead and Ironridge is terminated and/or void ab initio, and that Ironridge has no entitlement to the issuance of additional common shares of NewLead.

Although the Company has continually indicated it has no desire to receive or intent to accept any further funding from Ironridge, until and subject to the resolution of the arbitration, Ironridge has unilaterally waived conditions under their notes, which notes were not due without such waiver, to attempt to force the Company to receive funding under the transaction documents, which funding has been returned by the Company. As Ironridge’s forced funding was not pursuant to any obligations it has under the transaction documents, the Company believes it is an attempt to be able to convert further preferred shares, while continuing to abuse the irrevocable instruction letter in order to immediately sell, as many common shares as possible. To this end, and notwithstanding the foregoing, following the forced funding, Ironridge immediately converted a portion of the preferred shares corresponding to the note it force funded and requested common shares, despite having the returned funds and the existence of the arbitration.

These actions, together with Ironridge’s request for substantial numbers of additional common shares on an almost daily basis, do not support Ironridge’s representations to the Company at the outset of its investment that it wished to be a "long-term” investor. Ironridge continues to sell substantial numbers of common shares of the Company on a daily basis, to the detriment of the Company and all of its stockholders. In this regard, Ironridge has already requested and/or received an aggregate of approximately 62 million common shares (through July 6, 2014, adjusted to give effect to the 1-for-50 reverse stock split, effective May 15, 2014) and has received approximately $22.8 million of proceeds (based upon information received from Ironridge) on the sale, in the Company's belief, of approximately 44 million of such common shares through June 30, 2014. These amounts include approximately 4.7 million common shares of Ironridge’s recent conversion of further preferred shares pursuant to the forced funding as outlined above. The balance of the share amount, approximately 57.3 million common shares requested and/or received, are the result of the conversions of the preferred shares it received at closing, which conversions are continuing under such initially received preferred shares when it advanced proceeds of $2.5 million and received preferred shares in lieu of a fee.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping, logistics and commodity company. NewLead owns three dry bulk vessels, one Handysize vessel and two Panamax vessels and manages three third party tanker vessels, two small bitumen tanker vessels and one Handysize MR product tanker. The Company took delivery of one of the three modern eco-type dry bulk Handysize vessels, the Newlead Albion on May 19, 2014 and expects to take delivery of the other two, one of which is newbuilding, between July and August 2014. The Company has also signed a term sheet for 75% financing to acquire two dry bulk Panamax vessels. Upon completion of the above acquisitions and together with the vessels under management. NewLead is expected to have a fleet of ten vessels, seven owned and three vessels under management. Furthermore, the Company owns a wash plant and a mine in Kentucky, USA and has been granted access to develop and mine another mine, that includes a CSX rail load facility, the Andy Rail Terminal, in Kentucky, USA. NewLead's common shares are traded under the symbol "NEWL" on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:

Elisa Gerouki

NewLead Holdings Ltd.

Telephone: + 30 213 014 8023

Email: egerouki@newleadholdings.com

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